Exhibit 99.3

First Quarter 2012

Message from the Chairman of the Board and the President and Chief Executive Officer

Summary of operations

For the first quarter of 2012, Hydro-Québec posted net income of $1,336 million, compared to $1,402 million in the same period last year. The difference is attributable to electricity purchases of $33 million from Rio Tinto Alcan, as well as a $30-million decrease in revenue from net electricity exports by Hydro-Québec Production.

Consolidated	Revenue totaled $3,788 million, compared to $3,818 million in 2011.
results

In Québec, revenue from electricity sales amounted to $3,242 million, or $116 million less than in 2011, essentially because of the mild temperatures in winter 2012. This effect was mitigated by sales on February 29, since 2012 is a leap year, and by the amounts that Hydro-Québec is entitled to recover from customers for revenue variances related to climate conditions, which are included in other revenue.

On markets outside Québec, revenue from electricity sales was $369 million, a $45-million decrease due mainly to market conditions.

Other revenue totaled $177 million, a $131-million increase over 2011 that stems mainly from the amounts that Hydro-Québec will be able to recover from customers for revenue variances related to climate conditions, given the mild temperatures in winter 2012.

Total expenditure amounted to $1,853 million, or $57 million more than in 2011 on account of the $33 million in electricity purchases from Rio Tinto Alcan and Hydro-Québec’s $10-million contribution to the Northern Plan Fund under the Act to establish the Northern Plan Fund.

Segmented	Generation
operations

Hydro-Québec Production posted net income of $613 million, compared to $782 million in 2011. The $169-million decrease was the result of a $68-million reduction in revenue from electricity sales to Hydro-Québec Distribution on account of the mild temperatures in winter 2012. In addition, Hydro-Québec Production purchased $33 million of electricity from Rio Tinto Alcan. Revenue from net electricity exports decreased by $30 million, essentially because of market conditions. Lastly, Hydro-Québec Production made a $10-million contribution to the Northern Plan Fund under the Act to establish the Northern Plan Fund.

Transmission

Hydro-Québec TransÉnergie’s net income amounted to $157 million, a $22-million increase over 2011 that relates, among other things, to the amounts that Hydro-Québec is entitled to recover from customers for variances in revenue from point-to-point transmission services.

Distribution

Hydro-Québec Distribution recorded net income of $549 million, an increase of $72 million over last year. Revenue from electricity sales decreased by $113 million, mainly on account of the mild temperatures in winter 2012. This decrease was offset by a positive variance of $94 million in the amounts that Hydro-Québec will be able to recover from customers, primarily for revenue variances related to climate conditions, and by a $62-million decrease in electricity purchases.

Construction

The Construction segment includes activities related to the projects carried out by Hydro-Québec Équipement et services partagés and by Société d’énergie de la Baie James (SEBJ).

Work handled by Hydro-Québec Équipement et services partagés totaled $340 million, compared to $328 million in 2011. Among other projects carried out for Hydro-Québec Production, the division continued construction of the Romaine complex. Work done for Hydro-Québec TransÉnergie included connecting Romaine-2 generating station, integrating output from wind farms and various projects stemming from continued investment in asset sustainment, among other things.

As for SEBJ, its volume of activity amounted to $45 million, compared to $81 million last year. In January 2012, the Eastmain-1-A/Sarcelle/Rupert project reached an important milestone with the commissioning of the last generating unit at Eastmain-1-A powerhouse.

Investment

In first quarter 2012, Hydro-Québec invested $738 million in property, plant and equipment and intangible assets, including the Energy Efficiency Plan, an amount comparable to the 2011 figure. As expected, a large portion of this amount was devoted to the major hydroelectric development projects of Hydro-Québec Production, especially Eastmain-1-A/Sarcelle/Rupert and the Romaine complex.

Hydro-Québec TransÉnergie continued investing in its transmission system. Work progressed on the 735-kV line that will connect Romaine-2 generating station with Arnaud substation. The division also carried on with its investments in maintenance and improvement to ensure the reliability and long-term operability of its transmission assets and enhance service quality.

Page 2	First Quarter 2012

Hydro-Québec Distribution kept up investments to handle the growth of its Québec customer base as well as to maintain and improve the quality of its facilities, especially those related to distribution system automation. It also continued implementation of the Energy Efficiency Plan.

/s/ Michael L. Turcotte	/s/ Thierry Vandal

Michael L. Turcotte	Thierry Vandal

Chairman of the Board	President and Chief Executive Officer

June 22, 2012

First Quarter 2012	Page 3

CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

CONSOLIDATED STATEMENTS OF OPERATIONS

In millions of Canadian dollars (unaudited)		Three months ended March 31

	Notes	2012	2011

Revenue	3	3,788	3,818

Expenditure
Operations		640	599
Electricity and fuel purchases		354	339
Depreciation and amortization	4	600	605
Taxes		259	253
		1,853	1,796

Operating income		1,935	2,022
Financial expenses	5	599	620

Net income		1,336	1,402

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

In millions of Canadian dollars (unaudited)	Three months ended March 31

	2012	2011

Balance, beginning of period	14,618	13,965
Net income	1,336	1,402

Balance, end of period	15,954	15,367

The accompanying notes are an integral part of the consolidated financial statements.

Page 4	First Quarter 2012

CONSOLIDATED BALANCE SHEETS

In millions of Canadian dollars (unaudited)	Note	As at March 31, 2012	As at December 31, 2011

ASSETS
Current assets
Cash and cash equivalents		643	1,377
Short-term investments		658	1,102
Accounts receivable and other receivables		2,383	1,744
Derivative instruments		1,437	1,322
Regulatory assets		23	18
Materials, fuel and supplies		234	236
		5,378	5,799

Property, plant and equipment		57,089	56,901
Intangible assets		2,176	2,187
Investments		126	124
Derivative instruments		1,108	1,313
Regulatory assets		13	21
Other assets		3,469	3,292

		69,359	69,637

LIABILITIES
Current liabilities
Borrowings		1,189	52
Accounts payable and accrued liabilities		2,021	2,099
Dividend payable		–	1,958
Accrued interest		438	862
Derivative instruments		552	261
Current portion of long-term debt		1,335	1,025
		5,535	6,257

Long-term debt		39,889	40,744
Asset retirement obligations		548	540
Derivative instruments		1,898	2,098
Other long-term liabilities		895	883
Perpetual debt		276	281
		49,041	50,803

EQUITY
Share capital		4,374	4,374

Retained earnings		15,954	14,618
Accumulated other comprehensive income		(10)	(158)
		15,944	14,460

		20,318	18,834

		69,359	69,637
Contingency	8

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board of Directors,

/s/ Jacques Leblanc	/s/Michael L. Turcotte
Jacques Leblanc Chair of the Audit Committee	Michael L. Turcotte Chairman of the Board

First Quarter 2012	Page 5

CONSOLIDATED STATEMENTS OF CASH FLOWS

In millions of Canadian dollars (unaudited)		Three months ended March 31

	Notes	2012	2011

Operating activities
Net income		1,336	1,402
Adjustments to determine net cash flows from operating activities
Depreciation and amortization	4	600	605
Amortization of premiums, discounts and issue expenses related to debt securities	5	90	26
Other		(45)	(16)
Change in non-cash working capital items	6	(1,144)	(1,345)
Net change in accrued benefit assets and liabilities		(102)	(122)
		735	550

Investing activities
Additions to property, plant and equipment		(690)	(687)
Additions to intangible assets		(48)	(62)
Cash receipts from the government reimbursement for the 1998 ice storm		2	2
Disposal of investments		–	1
Net disposal of short-term investments		447	1,017
Other		4	2
		(285)	273

Financing activities
Issuance of long-term debt		–	1,960
Repayment of long-term debt		(487)	(772)
Cash receipts arising from credit risk management		1,112	638
Cash payments arising from credit risk management		(980)	(1,092)
Net change in borrowings		1,132	830
Dividend paid		(1,958)	(1,886)
Other		(1)	–
		(1,182)	(322)

Foreign currency effect on cash and cash equivalents		(2)	(2)

Net change in cash and cash equivalents		(734)	499

Cash and cash equivalents, beginning of period		1,377	80

Cash and cash equivalents, end of period		643	579

Supplementary cash flow information	6

The accompanying notes are an integral part of the consolidated financial statements.

Page 6	First Quarter 2012

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

In millions of Canadian dollars (unaudited)	Three months ended March 31

	2012	2011

Net income	1,336	1,402

Other comprehensive income
Change in deferred gains on items designated as cash flow hedges	227	160
Reclassification to operations of deferred gains on items designated as cash flow hedges	(79)	(39)
	148	121

Comprehensive income	1,484	1,523

The accompanying notes are an integral part of the consolidated financial statements.

First Quarter 2012	Page 7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

For the three-month periods ended March 31, 2012 and 2011

Amounts shown in tables are in millions of Canadian dollars.

Note 1        Basis of Presentation

In September 2010, the Canadian Accounting Standards Board (AcSB) authorized rate-regulated entities to defer the adoption of International Financial Reporting Standards (IFRS) until January 1, 2012, or the beginning of the first fiscal year starting after that date. In May 2012, the AcSB granted these entities an optional one-year extension to make the changeover to IFRS. Since Hydro-Québec was entitled to exercise these deferral rights, it opted to present its 2011 and 2012 financial statements in accordance with Canadian generally accepted accounting principles as set forth in Part V of the Canadian Institute of Chartered Accountants Handbook, “Pre-Changeover Accounting Standards.”

Hydro-Québec’s consolidated financial statements also reflect the decisions of the Régie de l’énergie (the “Régie”). These decisions may affect the timing of the recognition of certain transactions in the consolidated operations, resulting in the recognition of regulatory assets and liabilities, which Hydro-Québec considers it is likely to recover or settle subsequently through the rate-setting process.

The quarterly consolidated financial statements, including the present notes, do not contain all the required information regarding annual consolidated financial statements and should therefore be read in conjunction with the consolidated financial statements and accompanying notes in Hydro-Québec’s Annual Report 2011.

The accounting policies used to prepare the quarterly consolidated financial statements are consistent with those presented in Hydro-Québec’s Annual Report 2011.

Hydro-Québec’s quarterly results are not necessarily indicative of results for the year on account of seasonal temperature fluctuations. Because of higher electricity demand during winter months, revenue from electricity sales in Québec is higher during the first and fourth quarters.

Note 2        Effects of Rate Regulation on the Consolidated Financial Statements

Adoption of IFRS-compliant accounting policies

In decision D-2012-021 of March 2, 2012, the Régie authorized changes to certain accounting policies applied by the Transmission Provider and the Distributor for rate-setting purposes, in order to ensure compliance with IFRS.

These changes concern the recognition of costs related to the Energy Efficiency Plan according to IAS 38, Intangible Assets, the recognition of asset retirement obligations according to IAS 37, Provisions, Contingent Liabilities and Contingent Assets, and IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities, and the recognition of employee benefits according to IAS 19, Employee Benefits. In addition, the net amount of accrued benefit assets and liabilities is no longer included in the rate base. These changes have been taken into account in setting the 2012 rates of the Transmission Provider and the Distributor.

Distribution

In decision D-2012-035 of March 28, 2012, the Régie authorized an across-the-board reduction of 0.45% in Hydro-Québec’s electricity rates, effective April 1, 2012. This reduction takes into account a 6.80% return on the rate base, assuming a capitalization with 35% equity, as well as the impacts of decision D-2012-021, which relates to changes in accounting policies stemming from the switchover to IFRS.

In decision D-2012-024 of March 8, 2012, the Régie allowed the Distributor to create deferred-expense accounts bearing interest at the authorized rate on the rate base, in order to recognize expenses relating to projects of more than $10 million that were integrated into a rate application, but that are pending approval at the time the decision on the rate application is handed down. As at March 31, 2012, an amount of $5 million had been recognized as a regulatory asset in this regard.

Page 8	First Quarter 2012

Note 3        Revenue

	Three months ended March 31
	2012	2011

Electricity sales[a]	3,611	3,772
Other	177	46
	3,788	3,818

a)        Unbilled electricity deliveries totaled $892 million as at March 31, 2012 ($962 million as at March 31, 2011).

Note 4        Depreciation and Amortization

	Three months ended March 31
	2012	2011

Property, plant and equipment[a]	533	541
Intangible assets	60	53
Regulatory assets	4	8
Disposals of capital assets	3	3
	600	605

a)  The revision of the useful life of property, plant and equipment in 2012 gave rise to a $21-million decrease in the depreciation expense for the three months ended March 31, 2012, and should result in a decrease on the order of $115 million for the year. The 2011 revision had no significant impact on the depreciation expense for the three months ended March 31, 2011.

Note 5        Financial Expenses

	Three months ended March 31
	2012	2011

Interest
Interest on debt securities	535	619
Amortization of premiums, discounts and issue expenses related to debt securities	90	26
	625	645

Net exchange loss	3	8
Guarantee fees related to debt securities	49	47
	52	55
Less
Capitalized financial expenses	71	76
Net investment income	7	4
	78	80

	599	620

First Quarter 2012	Page 9

Note 6        Supplementary Cash Flow Information

	Three months ended March 31
	2012	2011

Change in non-cash working capital items
Accounts receivable and other receivables	(640)	(764)
Materials, fuel and supplies	2	23
Accounts payable and accrued liabilities	(75)	(189)
Accrued interest	(431)	(415)
	(1,144)	(1,345)

Investing activities not affecting cash
Increase in property, plant and equipment and intangible assets	38	13

Interest paid	880	944

Note 7        Employee Future Benefits

			Three months ended March 31
		Pension Plan		Other plans
	2012	2011	2012	2011

Accrued benefit cost	51	30	28	31

Note 8        Contingency

The Québec government has stated that it would announce its decision concerning the future of Gentilly-2 nuclear generating station in 2012. Should it decide to close down the generating station, abandoning the current refurbishment project would have a major financial impact on the costs already capitalized and would require a review of the assumptions related to the work to dismantle the station.

Page 10	First Quarter 2012

Note 9        Segmented Information

The following tables contain information related to operations and assets by segment:

						Three months ended March 31, 2012
	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Intersegment eliminations	Total
Revenue
External customers	401	31	3,340	–	16	–	3,788
Intersegment customers	1,456	753	20	385	336	(2,950)	–
Net income	613	157	549	–	17	–	1,336
Total assets as at March 31, 2012	32,108	18,664	13,410	429	4,967	(219)	69,359

						Three months ended March 31, 2011
	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Intersegment eliminations and adjustments	Total
Revenue
External customers	454	26	3,332	–	6	–	3,818
Intersegment customers	1,523	746	19	409	329	(3,026)	–
Net income	782	135	477	–	5	3	1,402
Total assets as at March 31, 2011	30,911	18,188	13,253	452	4,321	(328)	66,797

Note 10       Comparative Information

Some corresponding period data of the previous year have been reclassified to conform to the presentation adopted in the current period or in accordance with the changes to accounting policies described in Note 2 to the consolidated financial statements published in Hydro-Québec’s Annual Report 2011.

First Quarter 2012	Page 11

CONSOLIDATED FINANCIAL HIGHLIGHTS

(UNAUDITED)

Amounts shown in tables are in millions of Canadian dollars.

			Three months ended March 31
Summary of Operations	2012	2011	Change (%)

Revenue	3,788	3,818	0.8	Ü
Expenditure	1,853	1,796	3.2	Û
Financial expenses	599	620	3.4	Ü
Net income	1,336	1,402	4.7	Ü

Page 12	First Quarter 2012

Highlights

Generation	Commissioning of last unit at Eastmain-1-A powerhouse

In January, the Eastmain-1-A/Sarcelle/Rupert project reached an important milestone with the commissioning of the last of the three generating units at Eastmain-1-A powerhouse.

Transmission	Installation of synchronous compensators at Cadillac substation

As part of the plan to develop the transmission system serving the Abitibi region, three synchronous compensators will be installed at Cadillac substation. This project represents a $52.2-million investment aimed at maintaining and improving service quality. It will allow the current short-circuit level to be maintained while reducing voltage variation on Abitibi’s 120-kV system. Work is due for completion in November 2014.

New 120-kV line between Chaudière and Saint-Agapit substations

Under the Chaudière-Appalaches regional system development plan, a 120-kV, 19-km double-circuit line will be built between Chaudière and Saint-Agapit substations. This $25.3-million project will help meet regional load growth. Commissioning is slated for October 2013.

Decision of the Régie de l’énergie

In June, the Régie de l’énergie set Hydro-Québec TransÉnergie’s power transmission rates and conditions of service for 2012.

Distribution	Decision of the Régie de l’énergie

In March, the Régie de l’énergie handed down its decision on Hydro-Québec Distribution’s 2012-2013 rate application. This decision gave rise to an across-the-board reduction of 0.45% in Hydro-Québec’s electricity rates, effective April 1, 2012.

Electricity purchase contract signed with Tembec Énergie

Under the program launched in December 2011 for the purchase of 150 MW of electricity produced by forest biomass cogeneration facilities, Hydro-Québec signed an initial supply contract for 50 MW with Tembec Énergie S.E.C. Deliveries under the 25-year contract will begin in May 2014.

First Quarter 2012	Page 13

Transportation electrification	Rollout of first public charging stations

In January, the founding partners of The Electric Circuit—Les Rôtisseries St-Hubert, RONA, METRO, the Agence métropolitaine de transport and Hydro-Québec—announced the locations of the first 90 charging stations in Canada’s first public charging network for plug-in electric vehicles. Some thirty 240-volt stations are already available in parking lots of RONA hardware stores, Metro grocery stores and St-Hubert restaurants in the greater Montréal and Québec areas. The Electric Circuit was launched in March and will include at least 120 charging stations by summer 2012.

Also in March, the Union des municipalités du Québec signed a letter of agreement whereby it will handle communications and offer front-line services to its more than 300 members in order to support the development and roll-out of The Electric Circuit.

In April, a partnership agreement was signed with Fairmont Hotels & Resorts to install charging stations for electric vehicles at their Québec hotels.

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